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                             October 28, 2021

       Charles H. Robbins
       Chair and Chief Executive Officer
       Cisco Systems, Inc.
       170 West Tasman Drive
       San Jose, California

                                                        Re: Cisco Systems, Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2021
                                                            Response dated
October 12, 2021
                                                            File No. 001-39940

       Dear Mr. Robbins:

              We have reviewed your October 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Response dated October 12, 2021

       Risk Factors, page 13

   1. Your response to prior comment 2 states that you actively monitor and assess your material litigation
risks in advance of each filing and that your assessments to date have concluded that you are
not subject to material litigation risks related to climate change.
                                                        Please tell us about
any litigation risks related to climate change that were included in your most recent
assessment and explain how you analyzed the materiality of these risks.
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations, page
       30

   2. Your response to prior comment 3 refers to pending and existing climate change-related legislation,
regulations, or international accords. Explain in greater detail how you
 Charles H. Robbins
Cisco Systems, Inc.
October 28, 2021
Page 2
      determined whether these laws and regulations are reasonably likely to have a material effect on you and how you assessed your compliance with any requirements thereunder.
      Also, tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.
3. Your response to prior comment 4 states that your climate-related projects have not required material capital expenditures, individually or in the aggregate, or otherwise been material. In order to better understand your response, please tell us about your capital expenditures related to climate-related projects (including quantification of amounts incurred) and explain how you assessed the materiality of these expenditures. In addition, please tell us more about how you considered providing disclosure quantifying the estimated costs of reaching net zero greenhouse gas emissions, which you discuss in the introduction of your response, and explain how you analyzed the materiality of these costs.
4. Your response to prior comment 5 states that you have not experienced material indirect consequences of climate-related regulation or business trends. It appears that your response is conclusory in nature and does not adequately address the individual items in our prior comment. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.
5. Your response to prior comment 6 states that you have not experienced material impacts from the matters listed in our comment. Please explain whether you have experienced physical effects of climate change on your operations or results and, if so, how you assessed the materiality of such effects. Please quantify weather-related damages to your property or operations, discuss how weather-related impacts have affected or may affect your customers and suppliers and discuss any weather-related impacts on the cost or availability of insurance.
6. Your response to prior comment 7 states that you have not experienced any material compliance costs related to new laws and regulations in response to climate change. Please tell us about compliance costs related to new laws and regulations in response to climate change that you have incurred and explain how you analyzed the materiality of these costs.
       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson,
Staff Attorney, at (202) 551-4969 with any questions.



                                                           Sincerely,
FirstName LastNameCharles H. Robbins
                                                           Division of
Corporation Finance
Comapany NameCisco Systems, Inc.
                                                           Office of Technology
October 28, 2021 Page 2
cc:       Evan Sloves, Esq.
FirstName LastName